Exhibit 99.1

MakeMyTrip.com says ‘Opaque Fares’ are win-win for Customers and Airlines

GURGAON, India, Mar. 27, 2012 – MakeMyTrip.com, India’s leading Online Travel Agency (OTA), today stated its position on the practice of offering “opaque fares”. Recently, few airlines started offering “opaque fares” in India through MakeMyTrip and a few other online travel agencies.

“Opaque fares” is an internationally accepted practice used by airlines and hotels to sell their unsold inventory at a discounted price. This generally helps prevent sales of unsold inventory from adversely affecting full-price retail sales. The pricing and inventory is entirely controlled by the airlines and sold through their sales channels like OTAs.

MakeMyTrip believes that special promotions like this offer a win-win opportunity for both the customers who get discounted deals and help airlines to optimize their revenue.

About MakeMyTrip Limited and MakeMyTrip.com

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip.com Inc., Luxury Tours & Travel Pte Ltd, Singapore (LTT) and Luxury Tours (Malaysia) Sdn Bhd. The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 7,500 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.

CONTACT:

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com